UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 000-50112

RepliCel Life Sciences Inc.

(Translation of registrant’s name into English)

Suite 900 - 570 Granville Street, Vancouver, British Columbia  V6C 3P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1 News Release dated March 7, 2017 - RepliCel Pursues Non-Diluting Grant Funding to Accelerate Value Creation and Commercialization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Lee Buckler

Lee Buckler, President

Date: March 7, 2017

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